EXPLANATION OF EVENTS

     Professional Investors Insurance Group, Inc. ("PIIGI") was a publicly traded, registered corporation. It was a holding company for various insurance companies in various states insuring different types of risks. PIIGI, in response to financial problems, began to liquidate some of its subsidiaries in the early 1990's. The liquidation of the subsidiaries was for the purpose of paying certain indebtedness that was owed by PIIGI to various lenders. By mid
 1992 PIIGI was effectively left with only one subsidiary, United Republic Life Insurance Company, Inc. ("URLIC"). In late 1992, URLIC was subjected to rehabilitation/liquidation proceedings instituted by the State of Utah's Insurance Commissioner's Office. This effectively left PIIGI without any viable means of supporting itself and brought its very existence into question.

     PIIGI and its primary secured creditor, United Overseas Bank of Luxembourg, S.A. ("UOB") were engaged in litigation over UOB's actions relative to PIIGI's subsidiary URLIC, which PIIGI was attempting to get out of liquidation. UOB was attempting to foreclose on its collateral, PIIGI's common stock of URLIC. Due to a noticed foreclosure sale on the stock in question PIIGI filed for relief under Chapter 11 of Title 11 of the U.S. Code on
 May 19, 1997.

     PIIGI was able to secure an order of confirmation on its Plan as amended and modified. The Plan provided that the prior shareholders of PIIGI's sole class of stock have their interests canceled in accordance with meeting the requirements of the absolute priority rule of Section 1129 of the Bankruptcy Code (See Plan Section 3.11). New shares were issued to administrative claims funders as well as to unsecured creditors who elected to take stock in lieu of a distribution from a set pool of funds(See Plan Section 3.9). The resulting number of shareholders is now five (5).

     The attached documents show the filing date of the Chapter 11, the Plan and its various amendments and modifications, their requisite approvals and the Order Confirming the Plan.